Exhibit 99.3

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 2, 2017, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2016 and should be read in conjunction with the December 31, 2016 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future anticipated royalty rates; terms of the MRF and the estimated impact on economic returns for the Corporation's average Upper, Middle and Lower Montney wells; Advantages plans to continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the MRF; terms of the Corporation's equity compensation plans; the Corporation's expectation that it will realize lower cash finance expense in future periods of 2017; estimated tax pools as at December 31, 2016; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; the Corporation's belief that it is well positioned to successfully execute its multi-year development plan at Glacier, Alberta; Advantage's estimated funds from operations and total debt to trailing cash flow ratio for 2017; expected timing of completion of expansion of the Corporation's Glacier gas plant; the Corporation's drilling and completion plans, including the anticipated timing of certain well completions; the Corporation's expectation that certain wells will meet Advantage's production targets until the second quarter of 2017; the Corporation's plans to put additional wells on-stream and the expected timing thereof; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; and the statements under "critical accounting estimates" in this MD&A.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This MD&A and, in particular the information in respect of the Corporation's prospective funds from operations and debt to trailing cash flow for 2017, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this MD&A was made as of the date of this MD&A and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

References in this MD&A to production test rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2016	2015	% change	2016	2015	% change
Cash provided by operating activities	$57,099	$29,772	92%	$174,906	$113,364	54%
Expenditures on decommissioning liability	491	552	(11)%	1,857	1,262	47%
Changes in non-cash working capital	(1,067)	4,297	(125)%	(567)	19,376	(103)%
Finance expense (1)	(1,913)	(2,965)	(35)%	(9,335)	(10,372)	(10)%
Funds from operations	$54,610	$31,656	73%	$166,861	$123,630	35%

(1) Finance expense excludes non-cash accretion expense.

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Overview

	Three months ended				Year ended
	December 31				December 31
	2016		2015		2016		2015
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$64,556	$3.17	$33,867	$2.37	$161,933	$2.18	$132,311	$2.57
Realized gains on derivatives	6,534	0.32	8,787	0.61	53,094	0.71	32,743	0.64
Royalties	(3,637)	(0.18)	(1,379)	(0.10)	(4,900)	(0.07)	(5,837)	(0.11)
Operating expense	(4,490)	(0.22)	(4,998)	(0.35)	(20,358)	(0.27)	(18,357)	(0.36)
Transportation expense	(5,223)	(0.26)	-	-	(6,982)	(0.09)	-	-
Operating income and operating netbacks	57,740	2.83	36,277	2.53	182,787	2.46	140,860	2.74
General and administrative expense (1)	(1,680)	(0.08)	(1,581)	(0.11)	(7,469)	(0.10)	(7,222)	(0.14)
Finance expense (2)	(1,913)	(0.09)	(2,965)	(0.21)	(9,335)	(0.13)	(10,372)	(0.21)
Other income (3)	463	0.02	(75)	(0.01)	878	0.01	364	0.01
Funds from operations and cash netbacks	$54,610	$2.68	$31,656	$2.20	$166,861	$2.24	$123,630	$2.40

Per basic weighted average share	$0.30		$0.19		$0.92		$0.72

(1) General and administrative expense excludes non-cash share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months and year ended December 31, 2016, Advantage realized funds from operations of $54.6 million and $166.9 million with cash netbacks of $2.68/mcfe and $2.24/mcfe, respectively. On a per share basis, funds from operations was $0.30 and $0.92 per share for the three months and year ended December 31, 2016, respectively. In the fourth quarter of 2016, we achieved total funds from operations that was $23.0 million higher than for the same period of 2015, we generated free cash flow of $24.6 million (funds from operations exceeding net capital expenditures) and reduced bank indebtedness by $25.9 million. These accomplishments have been due to a 42% increase in production, a 26% increase in the AECO daily price (see “Commodity Prices and Marketing”), realized derivative gains of $6.5 million from our disciplined commodity risk management program (see “Commodity Price Risk and Market Diversification”) and low total corporate cash costs from ongoing successes at our Montney resource development located at Glacier, Alberta. It is also significant to note that excluding realized gains on derivatives, Advantage would still have generated a cash netback of $2.36/mcfe for the fourth quarter of 2016. For 2016, we achieved total funds from operations that was $43.2 million higher than 2015 generating free cash flow of $39 million that was used to reduce bank indebtedness.

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Natural Gas and Liquids Sales

	Three months ended			Year ended
	December 31			December 31
($000)	2016	2015	% change	2016	2015	% change
Natural gas sales	$59,925	$33,155	81%	$145,878	$129,802	12%
Realized gains on derivatives	6,534	8,787	(26)%	53,094	32,743	62%
Natural gas sales including derivatives	66,459	41,942	58%	198,972	162,545	22%
Liquids sales	4,631	712	550%	16,055	2,509	540%
Total (1)	$71,090	$42,654	67%	$215,027	$165,054	30%

(1) Total excludes unrealized derivative gains and losses.

Total sales including realized derivatives for the three months ended December 31, 2016 increased $28.4 million or 67% to $71.1 million as compared to the fourth quarter of 2015, and increased $14.4 million or 25% as compared to the third quarter of 2016. Total sales have increased as a result of a 26% increase in AECO daily natural gas prices, higher production and a disciplined commodity risk management program. We significantly increased our liquids sales through additional Middle Montney natural gas liquids production from our refrigeration facilities at the Glacier gas plant. Our liquids production is comprised of approximately 75% condensate and with the increased production in 2016, became a larger proportion of our total sales.

Production

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Natural gas (mcf/d)	215,369	154,241	40%	197,852	139,927	41%
Liquids (bbls/d)	949	179	430%	915	154	494%
Total - mcfe/d	221,063	155,315	42%	203,342	140,851	44%
- boe/d	36,844	25,886	42%	33,890	23,475	44%
Natural gas (%)	97%	99%		97%	99%
Liquids (%)	3%	1%		3%	1%

Average production during the fourth quarter of 2016 increased 42% to 221 mmcfe/d and increased 44% for 2016 to 203 mmcfe/d, as compared to the respective periods of 2015. Production increased consistent with our multi-year development plan and incremental firm transportation service contracts that became effective in April 2016 to support the higher production level. Available processing capacity at our 100% owned Glacier gas plant was successfully utilized throughout 2016 to offset TransCanada Pipelines Ltd. (“TCPL”) sales gas pipeline restrictions and particularly during the fourth quarter when firm service restrictions were more pronounced.

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Commodity Prices and Marketing

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$3.02	$2.34	29%	$2.01	$2.54	(21)%
Natural gas, including hedging ($/mcf)	$3.35	$2.96	13%	$2.75	$3.18	(14)%
Liquids, excluding and including hedging ($/bbl)	$53.01	$43.24	23%	$47.97	$44.60	8%

Benchmark Prices
AECO daily ($/mcf)	$3.09	$2.46	26%	$2.16	$2.70	(20)%
AECO monthly ($/mcf)	$2.81	$2.65	6%	$2.09	$2.77	(25)%
NYMEX ($US/mmbtu)	$2.95	$2.28	29%	$2.43	$2.67	(9)%
Edmonton Light ($/bbl)	$60.76	$51.99	17%	$52.27	$56.74	(8)%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. Advantage sells production at the AECO monthly price equal to our AECO fixed price contracted volumes (see “Commodity Price Risk and Market Diversification”). The remainder of our natural gas production is sold at the AECO daily price. Realized natural gas prices, excluding hedging, were higher than the three months ended December 31, 2015 primarily as a result of the increase in AECO prices. Natural gas prices began to decline in late 2014 due to the continued strong U.S. domestic natural gas production relative to demand that had resulted in high natural gas inventory. This situation placed additional pressure on Canadian natural gas prices that experienced a more significant relative decline. The supply and demand imbalance continued throughout 2015 and worsened through the first half of 2016. However, in the second half of 2016 natural gas prices began to improve as the typical build in gas storage in advance of winter had decreased due to a strong increase in power generation and exports accompanied by lower production, thereby leading to a reduced storage surplus and more balanced market.

Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see “Transportation Expense”).

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Commodity Price Risk and Market Diversification

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realization to multiple markets in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to enter derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed and variable market prices for 2017 to 2019:

	2017			2018			2019
	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target
Fixed Price
AECO fixed price swaps	96.8 mmcf/d	$3.19/mcf	43%	53.3 mmcf/d	$3.02/mcf	20%	11.9 mmcf/d	$3.00/mcf	4%

Variable Price
AECO daily price	129.2 mmcf/d	AECO	57%	181.7 mmcf/d	AECO	70%	235.1 mmcf/d	AECO	79%
Henry Hub through basis swaps	-	-	-	25.0 mmcf/d	Henry Hub less US$0.85/mcf	10%	50.0 mmcf/d	Henry Hub less US$0.88/mcf	17%
	129.2 mmcf/d		57%	206.7 mmcf/d		80%	285.1 mmcf/d		96%

Total (2)	226.0 mmcf/d		100%	260.0 mmcf/d		100%	297.0 mmcf/d		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu
(2)	Represents the midpoint of our Guidance for 2017 to 2019 gas volumes (see News Release dated November 28, 2016)

A summary of realized and unrealized derivative gains and losses for the three months and years ended December 31, 2016 and 2015 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2016	2015	% change	2016	2015	% change
Realized gains on derivatives	$6,534	$8,787	(26)%	$53,094	$32,743	62%
Unrealized gains (losses) on derivatives	(36,587)	6,374	(674)%	(66,781)	(2,321)	2,777%
Total gains (losses) on derivatives	$(30,053)	$15,161	(298)%	$(13,687)	$30,422	(145)%

For the three months and year ended December 31, 2016, we realized derivative gains as a result of the decline in natural gas prices as compared to our average derivative contract prices. For the year ended December 31, 2016, an unrealized derivative loss of $66.8 million was recognized, being the decrease in fair value of our derivative contracts to a net liability of $22.6 million at December 31, 2016 as compared to a net asset of $44.2 million at December 31, 2015. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The decrease in the fair value of our outstanding derivative contracts was primarily due to $53.1 million actual cash received from derivative settlements in 2016 combined with an improvement in natural gas prices as at December 31, 2016. Remaining derivative contracts will settle between January 1, 2017 and December 31, 2019 corresponding to when the Corporation will recognize sales from production.

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Royalty Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Royalty expense ($000)	$3,637	$1,379	164%	$4,900	$5,837	(16)%
per mcfe	$0.18	$0.10	80%	$0.07	$0.11	(36)%
Royalty Rate (percentage of natural gas and liquids sales)	5.6%	4.1%	1.5%	3.0%	4.4%	(1.4)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. The Corporation recovered $2.1 million of GCA in the second quarter of 2016 in relation to 2015 capital expenditures, resulting in a royalty expense and rate for the year ended December 31, 2016 that are low. Royalty expense for the three months ended December 31, 2016 is higher than the same period of 2015 owing to higher production and commodity prices realized in the fourth quarter of 2016 (see “Commodity Prices and Marketing”). The royalty rate for the three months ended December 31, 2016 is modestly higher than the same period of 2015 due to higher commodity prices and a higher proportion of liquids production to which higher royalty rates are applied than to natural gas. In 2017, we anticipate royalty rates of between 4.0% and 6.0%.

On January 29, 2016, the Alberta government released its new Modernized Royalty Framework (“MRF”). The new royalty framework partially emulates a revenue minus cost royalty structure and will be effective for wells spud on or after January 1, 2017 with existing wells continuing to operate under the previous royalty framework for a ten-year period. A new well’s early production will be subject to a flat 5% royalty until the well’s total revenue equals the Drilling and Completion Cost Allowance, which is a proxy for the well cost based on average industry drilling and completion costs. Afterwards, the company will pay higher royalty rates that vary depending on the resource and market prices. Royalty rates will drop to match declining production rates when the well reaches a Maturity Threshold. The new royalty framework is expected to incentivize low cost producers with higher productivity wells which will continue to benefit Advantage. We have reviewed the new framework formulas and estimate that at natural gas prices up to AECO $4.00/mcf, the impact on the economic returns for our average Upper and Lower Montney wells are insignificant while the economic returns for our average Middle Montney wells are slightly improved. Advantage will continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the MRF.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Operating expense ($000)	$4,490	$4,998	(10)%	$20,358	$18,357	11%
per mcfe	$0.22	$0.35	(37)%	$0.27	$0.36	(25)%

Operating expense per mcfe for the fourth quarter of 2016 decreased 37% to $0.22/mcfe from $0.35/mcfe in the fourth quarter of 2015 and from $0.25/mcfe in the third quarter of 2016. The lower fourth quarter 2016 per mcfe operating costs resulted from reduced water disposal costs, continued efficiency improvement with equipment maintenance procedures and higher plant throughput.

Total operating expense for the year ended December 31, 2016 was 11% higher than for the same period of 2015 due to production that increased by 44%, significantly offset by operating efficiency.

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Transportation Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Transportation expense
Natural gas ($000)	$4,217	$-	100%	$4,217	$-	100%
per mcfe	$0.21	$-	100%	$0.06	$-	100%
Liquids ($000)	$1,006	$-	100%	$2,765	$-	100%
per mcfe	$0.05	$-	100%	$0.03	$-	100%
Total transportation expense ($000)	$5,223	$-	100%	$6,982	$-	100%
per mcfe	$0.26	$-	100%	$0.09	$-	100%

Transportation expense represents the cost of transporting our liquids and natural gas to the sales points.

The first quarter of 2016 was the first reporting period in which we have presented liquids transportation expense due to higher liquids recoveries at our Glacier gas plant.

Natural gas production at Glacier is delivered and sold directly into TCPL. Prior to November 1, 2016, natural gas transportation was presented as a reduction against realized natural gas prices (see “Commodity Prices and Marketing”) as our transportation contracts were permanently assigned to our third party marketer. As the magnitude of the transportation commitments have significantly increased for the third party marketer with our continued growth, commencing November 1, 2016 Advantage chose to have these contracts permanently assigned back to Advantage and natural gas transportation expense is now presented separately. This change has no effect on funds from operations, cash netbacks, or net income (loss).

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
General and administrative expense
Cash expense ($000)	$1,680	$1,581	6%	$7,469	$7,222	3%
per mcfe	$0.08	$0.11	(27)%	$0.10	$0.14	(29)%
Share based compensation ($000)	$916	$1,078	(15)%	$3,281	$3,347	(2)%
per mcfe	$0.05	$0.08	(38)%	$0.04	$0.07	(43)%
Total general and administrative expense ($000)	$2,596	$2,659	(2)%	$10,750	$10,569	2%
per mcfe	$0.13	$0.19	(32)%	$0.14	$0.21	(33)%
Employees at December 31				27	26	4%

Cash general and administrative (“G&A”) expense for the year ended December 31, 2016 is comparable to the same period of 2015. On a per mcfe basis, a 27% reduction was realized in the fourth quarter of 2016 compared to the same period of 2015, as a result of higher production.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to service providers and to align the interests of service providers with that of shareholders. As at December 31, 2016, a total of 3.1 million stock options and 1.3 million performance awards are unexercised which represents 2.4% of Advantage’s total outstanding common shares.

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Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Depreciation expense ($000)	$28,382	$23,247	22%	$116,232	$87,391	33%
per mcfe	$1.40	$1.63	(14)%	$1.56	$1.70	(8)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher for the three months and year ended December 31, 2016 than the same periods of 2015, due to the continued production increase at Glacier.

Finance Expense

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Finance expense
Cash expense ($000)	$1,913	$2,965	(35)%	$9,335	$10,372	(10)%
per mcfe	$0.09	$0.21	(57)%	$0.13	$0.21	(38)%
Accretion expense ($000)	$291	$286	2%	$915	$1,440	(36)%
per mcfe	$0.01	$0.02	(50)%	$0.01	$0.03	(67)%
Total finance expense ($000)	$2,204	$3,251	(32)%	$10,250	$11,812	(13)%
per mcfe	$0.10	$0.23	(57)%	$0.14	$0.24	(42)%

Cash finance expense for the three months ended December 31, 2016 decreased by 35% compared to the same period of 2015. Bank indebtedness reached its lowest average level for the year in the fourth quarter of 2016 due to funds from operations that exceeded net capital expenditures. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In 2017, we expect lower cash finance expense as a result of our lower bank indebtedness, and lower interest rates as determined by our total debt to EBITDA ratio.

Accretion expense represents non-cash charges that increase the carrying value of convertible debentures and decommissioning liability to their maturity values as a result of the passage of time. Since our remaining convertible debentures matured on January 30, 2015, accretion expense for the year ended December 31, 2016 was lower than the same period of 2015.

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Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2016, the Corporation recognized a deferred income tax recovery of $4.6 million as a result of the $20.3 million loss before taxes and credited $1.3 million to share capital related to tax deductions available from share issue costs. As at December 31, 2016, the Corporation had a deferred income tax liability of $35.2 million.

Estimated tax pools at December 31, 2016, are as follows:

($ millions)

Canadian Development Expenses	$171
Canadian Exploration Expenses	66
Canadian Oil and Gas Property Expenses	9
Non-capital losses	710
Undepreciated Capital Cost	212
Capital losses	158
Scientific Research and Experimental Development Expenditures	33
Other	12
$1,371

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Year ended
	December 31			December 31
	2016	2015	% change	2016	2015	% change
Net income (loss) and comprehensive income (loss) ($000)	$(8,845)	$12,408	(171)%	$(15,734)	$21,378	(174)%
per share - basic	$(0.05)	$0.08	(163)%	$(0.09)	$0.13	(169)%
per share – diluted	$(0.05)	$0.07	(171)%	$(0.09)	$0.12	(175)%

Advantage has reported a net loss of $8.8 million and $15.7 million, respectively for the three months and year ended December 31, 2016. Our net losses for the three months and year ended December 31, 2016 were most significantly impacted by unrealized losses on derivatives of $36.6 and $66.8 million. Unrealized gains and losses on derivatives are non-cash, can fluctuate greatly between periods and normally result from changes to the estimated value to settle outstanding contracts (see “Commodity Price Risk and Market Diversification”). Compared to the respective periods in 2015, net losses were positively impacted by increased revenue due to higher commodity prices and production volumes, partially offset by higher depreciation expenses which also resulted from higher production volumes.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2017	2018	2019	2020	2021	2022	After 2022
Building leases	$3.0	$1.1	$1.2	$0.7	$-	$-	$-	$-
Transportation	180.2	24.9	26.2	27.8	21.9	17.9	17.6	43.9
Bank indebtedness (1) - principal	153.1	-	153.1	-	-	-	-	-
- interest	10.2	6.9	3.3	-	-	-	-	-
Total contractual obligations	$346.5	$32.9	$183.8	$28.5	$21.9	$17.9	$17.6	$43.9

(1)	As at December 31, 2016, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2017. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	December 31, 2016
Bank indebtedness (non-current)	$153,102
Working capital deficit (1)	6,167
Total debt (2)	$159,269
Shares outstanding	184,654,333
Shares closing market price ($/share)	$9.12
Market capitalization (3)	$1,684,048

Total capitalization	$1,843,317

Total debt to funds from operations (4)	1.0

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.
(3)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(4)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

On March 8, 2016, Advantage’s 13,427,075 common share equity financing closed with net proceeds of $95.1 million raised and used initially to reduce bank indebtedness. In the second quarter of 2016, Advantage renewed its Credit Facilities at $400 million, and $247 million or 62% was available at December 31, 2016 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s annual funds from operations of $167 million exceeded 2016 net capital expenditures by $39 million with the surplus cash flow used to reduce bank indebtedness, resulting in a year-end 2016 total debt to trailing funds from operations of 1.0 times. Advantage has a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing its multi-year development plan at Glacier, Alberta. Advantage’s guidance for 2017 estimates that funds from operations will grow to $210 million, and is expected to reduce total debt to trailing cash flow to 0.7 times at year-end 2017.

Shareholders’ Equity

As at December 31, 2016, Advantage had 184.7 million common shares outstanding. During the year ended December 31, 2016, Advantage issued 0.4 million common shares to service providers in exchange for the exercise of 0.9 million stock options. As at December 31, 2016, a total of 3.1 million stock options and 1.3 million performance awards are unexercised which represents 2.4% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at March 2, 2017, Advantage had 184.9 million common shares outstanding.

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Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2016, Advantage had bank indebtedness outstanding of $153.1 million, a decrease of $133.4 million since December 31, 2015. The change in bank indebtedness was consistent with planned capital expenditure activity in our approved 2016 budget and the equity financing that closed on March 8, 2016 in which net proceeds of $95.1 million was raised. Advantage’s credit facilities have a borrowing base of $400 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In the second quarter of 2016, the Credit Facilities borrowing base was renewed at $400 million comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. Advantage requested a reduction from the prior $450 million borrowing base as its strong balance sheet and estimated capital requirements for future growth provides ample flexibility and we expect to save interest costs of $0.4 million per year. The only prior financial covenant to maintain a minimum cash flow to interest expense ratio of 3.5:1 was removed on June 10, 2016. The next annual review is scheduled to occur in June 2017. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficit of $6.2 million as at December 31, 2016 and is comparable to the $7.2 million at December 31, 2015 due to a combination of higher trade receivables attributable to increasing revenues, offset by slightly higher trade payables from increased capital activity at December 31, 2016 as compared to December 31, 2015. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2016	2015	2016	2015
Drilling, completions and workovers	$21,188	$16,915	$56,189	$74,519
Well equipping and facilities	8,537	10,289	65,657	88,580
Other	167	400	167	692
Expenditures on property, plant and equipment	29,892	27,604	122,013	163,791
Expenditures on exploration and evaluation assets	151	-	6,001	1,192
Net capital expenditures (1)	$30,043	$27,604	$128,014	$164,983

(1) Net capital expenditures excludes change in decommissioning liability.

Advantage invested $128 million on property, plant, equipment and land purchases for the year ended December 31, 2016 with $30 million invested in the fourth quarter of 2016.

During the fourth quarter of 2016, design work continued on the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability and 6,800 bbls/d of liquids capability. Plant licensing and engineering design were progressed while procurement of major pieces of equipment was initiated. Subsequent to December 31, 2016, Advantage received license approval from the Alberta Energy Regulator (“AER”) for the expansion. We expect that construction of the expanded plant to 400 mmcf/d will be finished early in the second quarter of 2018. During 2016, a significant portion of our capital expenditures were directed to gas plant and pipeline infrastructure. In total $66 million, or 51% was spent on infrastructure and well tie-in projects. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading cost structure.

Throughout 2016, Advantage drilled 13 Montney gas wells. Due to strong well performance and an inventory of available production, only one well was drilled during the first half of 2016. In the second half of 2016, Advantage began drilling on a six-well pad and then moved to a sixteen-well pad with two rigs running concurrently. The sixteen-well pad is expected to be finished drilling by March 2017 with the completion of this pad scheduled for the summer of 2017.

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An eight-well pad drilled during the prior winter season was completed in the third quarter of 2016. The pad consisted of six Lower Montney wells, one Middle Montney well and one Upper Montney well. Each of the eight wells was flowed in-line to our Glacier plant for an average of 48 hours and resulted in a combined production rate of 120 mmcfe/d based on an average flowing pressure of 11,182 kPa (1,623 psi). Production from this pad began in December 2016 when the first well was placed on-stream at restricted rates to control the amount of frac sand flow-back. Due to the significant productivity, the remaining wells on this pad are expected to meet production targets announced in our 2017 Budget and Development Plan (news release November 28, 2016) until the second quarter of 2017. In December, completion operations commenced on two six-well pads with operations expected to be complete by the end of the first quarter of 2017. During 2016, Advantage finished completion operations on fifteen wells.

Advantage’s Upper, Middle and Lower Montney wells are continuing to demonstrate strong production performance. Advantage’s current standing well inventory consists of twenty-nine total wells of which thirteen are completed and sixteen remain uncompleted providing more than sufficient productive capacity to attain our 2017 annual production target with the wells that are currently completed leaving the sixteen uncompleted wells for 2018 growth.

In 2016, Advantage acquired 16 additional sections of Doig/Montney land rights in the Glacier, Valhalla and Wembley areas proximal to our existing land holdings. Subsequent to year end, Advantage acquired an additional 3.5 net sections of Doig/Montney rights near Glacier and Valhalla. Advantage now holds a total of 157 net sections (100,480 net acres) of either Doig or Montney rights.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2016 and 2015 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2016	2015
Sources of funds
Funds from operations	$166,861	$123,630
Net proceeds of equity financing	95,130	-
Increase in bank indebtedness	-	177,197
Change in non-cash working capital and other	1,598	-
	$263,589	$300,827
Uses of funds
Decrease in bank indebtedness	$133,718	$-
Net capital expenditures	128,014	164,983
Maturity of convertible debenture	-	86,240
Change in non-cash working capital and other	-	48,342
Expenditures on decommissioning liability	1,857	1,262
	$263,589	$300,827

Bank indebtedness decreased during the year ended December 31, 2016 as a result of the $95.1 million net proceeds raised in the equity financing that closed on March 8, 2016, and funds from operations that exceeded net capital expenditures. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014

Continuing Operations - Advantage
Total sales (before royalties) ($000)	$161,933	$132,311	$215,653
Net income (loss) ($000)	$(15,734)	$21,378	$74,597
per share - basic	$(0.09)	$0.13	$0.44
per share - diluted	$(0.09)	$0.12	$0.44
Total assets ($000)	$1,496,459	$1,517,443	$1,454,767
Long term financial liabilities ($000) (1)	$153,102	$286,519	$110,482

Discontinued Operations - Longview
Total sales (before royalties) ($000)	$-	$-	$24,715
Net income (loss) ($000)	$-	$-	$(58,894)
per share - basic and diluted	$-	$-	$(0.35)

(1) Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

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Quarterly Performance

	2016				2015
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Daily production
Natural gas (mcf/d)	215,369	207,332	203,791	164,618	154,241	147,574	124,299	133,281
Liquids (bbls/d)	949	1,205	1,083	418	179	212	112	112
Total (mcfe/d)	221,063	214,562	210,289	167,126	155,315	148,846	124,971	133,953
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.02	$2.08	$1.10	$1.72	$2.34	$2.66	$2.50	$2.68
Including hedging	$3.35	$2.71	$2.18	$2.70	$2.96	$3.25	$3.27	$3.30
AECO daily	$3.09	$2.32	$1.40	$1.84	$2.46	$2.90	$2.66	$2.76
AECO monthly	$2.81	$2.20	$1.25	$2.11	$2.65	$2.80	$2.67	$2.96
Liquids ($/bbl)
Including hedging	$53.01	$45.58	$52.67	$31.21	$43.24	$45.43	$47.91	$41.86
Edmonton Light ($/bbl)	$60.76	$54.34	$55.02	$38.85	$51.99	$55.58	$67.68	$51.73
Total sales including realized hedging	$71,090	$56,697	$45,615	$41,625	$42,654	$44,980	$37,429	$39,991
Net income (loss)	$(8,845)	$8,185	$(29,765)	$14,691	$12,408	$6,959	$(2,060)	$4,071
per share - basic	$(0.05)	$0.04	$(0.16)	$0.08	$0.08	$0.04	$(0.01)	$0.02
per share - diluted	$(0.05)	$0.04	$(0.16)	$0.08	$0.07	$0.04	$(0.01)	$0.02
Funds from operations	$54,610	$45,132	$36,883	$30,236	$31,656	$34,474	$27,571	$29,929

The table above highlights the Corporation’s performance for the fourth quarter of 2016 and also for the preceding seven quarters. A production level of 135 mmcfe/d was reached in early 2014 and maintained as we drilled the required well inventory and completed the first phase of commissioning operations at our expanded Glacier gas plant in July 2015 at which time production capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 and first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the Glacier gas plant expansion to 250 mmcfe/d. In the second half of 2016, we were less affected by TCPL restrictions and we attained production levels in excess of 220 mmcfe/d, consistent with our multi-year development plan. In the second half of 2016, we reduced operating costs through reduced water disposal, more efficient equipment maintenance procedures and higher plant throughput. Annual production for 2016 was 203 mmcfe/d, which was within our previously announced Budget production guidance range of 190 to 210 mmcfe/d.

Sales and funds from operations did not increase as rapidly as production through 2015 and early 2016 due to an offsetting decline in natural gas prices. This decrease has been partially offset by continued production growth through the quarters and gains realized from our commodity risk management program. Although Advantage has generally reported net income, we reported a small net loss in the second quarter of 2015 when gas prices weakened and when we had significantly less gains on derivative contracts. The net loss reported in the second quarter of 2016 and fourth quarter of 2016 were due primarily to the recognition of unrealized derivative losses attributable to the decrease in the fair value of our outstanding derivative contracts (see “Commodity Price Risk and Market Diversification”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the current challenging low natural gas price environment.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income (loss) and comprehensive income (loss) through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income (loss), comprehensive income (loss) and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income (loss) and comprehensive income (loss).

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income (loss) in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the year ended December 31, 2016.

Accounting Pronouncements not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage is currently reviewing our contractual agreements to evaluate the impact of this standard on our financial statements.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual reports beginning on or after January 1, 2019. Advantage is currently reviewing the impact of IFRS 16 on our financial statements.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

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Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2016, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed on the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 2, 2017

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